UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

Change in the Number of Shares owned by the Largest Shareholder of KB Financial Group Inc.

On April 10, 2012, KB Financial Group Inc. (“KB Financial Group”) disclosed that the number of shares owned by its largest shareholder, the Korean National Pension Service, had increased from 26,510,171 shares of common stock (representing a 6.86% equity stake) to 27,894,880 shares of common stock (representing a 7.22% equity stake).

The above report is based on a public disclosure made by the Korean National Pension Service on April 9, 2012, which stated that as of March 14, 2012, the Korean National Pension Service held 27,894,880 shares of KB Financial Group common shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: April 10, 2012	By:	/s/ Jong Kyoo Yoon
(Signature)

	Name:	Jong Kyoo Yoon

	Title:	Deputy President & CFO